EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or Country of Incorporation

Century Casinos Management, Inc.	Delaware
Century Casinos - Nevada, Inc.	Nevada
Century Casinos Europe GmbH	Austria
Century Casinos Cripple Creek, Inc.	Colorado
WMCK-Acquisition Corp.	Delaware
WMCK-Venture Corp.	Delaware
Blue Bells Country Club (Pty) Limited	South Africa
Blue Crane Signature Golf Estate (Pty) Limited	South Africa
Century Casinos Africa (Pty) Limited	South Africa
Century Casinos Caledon (Pty) Limited	South Africa
Century Casinos West Rand (Pty) Limited	South Africa
Celebrations Accommodation Food Service Management (Pty) Limited	South Africa
Rhino Resort Limited	South Africa
Century Resorts Limited	Mauritius
Century Resorts International Limited	Mauritius
Century Resorts Alberta, Inc.	Canada
Century Casinos Tollgate, Inc.	Delaware
CC Tollgate LLC	Delaware
Century Casinos Iowa, Inc.	Iowa